SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                     Report on Form 6-K dated April 26, 2005

                           Commission File No. 0-28578

                             DASSAULT SYSTEMES S.A.
                             ----------------------
                              (Name of Registrant)

         9, Quai Marcel Dassault, B.P. 310, 92156 Suresnes Cedex, France
         ---------------------------------------------------------------
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                            Form 20-F X    Form 40-F
                                     ---             ---

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes            No  X
                                ---           ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
                            Yes            No  X
                                ---           ---

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes            No  X
                                ---           ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________


                                   ENCLOSURES:

Dassault Systemes S.A. is furnishing under cover of Form 6-K a press release dated April 26, 2005, reporting financial results for the first quarter ended March 31, 2005.

[DASSAULT SYSTEMES LOGO] [GRAPHIC OMITTED]

For immediate release:


                 STRONG CUSTOMER DEMAND DRIVES DASSAULT SYSTEMES
        REVENUE GROWTH OF 13% AS REPORTED AND 15% IN CONSTANT CURRENCIES


PARIS, FRANCE, April 26, 2005 - Dassault Systemes (DS) (Nasdaq: DASTY; Euronext
Paris: #13065, DSY.PA), a worldwide leading software developer of 3D and Product Lifecycle Management (PLM) solutions, reported financial results for the first quarter ended March 31, 2005.

First Quarter Financial and Business Highlights

      o   Revenue and earnings results exceed Company objectives
      o Total revenue (euro)199.2 million, up 13% as reported, up 15% in constant currencies (up 19% in U.S. dollars)
      o Software revenue (euro)167.2 million, up 12% as reported and up 15% in constant currencies
      o   SolidWorks revenue increases 22% as reported (up 28% in U.S. dollars)
      o Process-centric revenue up 11% as reported and 13% in constant currencies
      o   PDM revenue up 15% as reported and up 17% in constant currencies
      o   Operating margin at high end of Company objective
      o   EPS (euro)0.27 as reported and excluding acquisition costs
      o Raising full year revenue growth objective to 12-14%, from 11-12% in constant currencies

Bernard Charles, President and Chief Executive Officer, commented, "Strong customer demand for our V5 PLM and mainstream 3D software solutions and services enabled us to deliver excellent year-over-year growth of 19% in U.S. dollars for the first quarter. We benefited from very good performance around the world - led by the Americas, and well supported by good growth in Europe and Asia. We are gaining traction across all of our PLM brands as a result of the visibility of customers' successes with our integrated V5 PLM solutions. In the mainstream 3D market, SolidWorks had an excellent start to the year, with revenue growth of 28% in U.S. dollars.

"As we look ahead to the full year, we are raising our revenue growth objective, reflecting our first quarter performance and more favorable outlook for the rest of the year. In summary, in spite of the mixed economic environment, we believe Dassault Systemes is well-positioned to significantly outpace the growth of our market sector in 2005."

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

First Quarter Financial Results

Revenue

In the 2005 first quarter total revenue was (euro)199.2 million, representing an increase of 13% as reported and 15% in constant currencies in comparison to the first quarter of 2004 where total revenue was (euro)176.2 million. From a geographic perspective, all regions contributed to the growth with the Americas increasing 18% in constant currencies, followed by Europe and Asia with revenue growth of 15% and 14% in constant currencies, respectively.

Software and service revenues both posted double-digit, year-over-year growth, reflecting increasing demand for the Company's V5 PLM and mainstream 3D offerings. Software revenue increased 12% as reported and 15% in constant currencies in the first quarter of 2005 and totaled (euro)167.2 million, compared to (euro)148.9 million in the first quarter of 2004. Recurring licenses revenue represented 53% of total software revenue in the first quarter. Service and other revenue totaled (euro)32.0 million in the first quarter of 2005, compared to (euro)27.3 million in the first quarter of 2004 with revenue growing 17% as reported and 20% in constant currencies. New CATIA and SolidWorks seats licensed in the first quarter of 2005 increased 14% to 16,122 seats, compared to 14,082 seats in the year-ago period.

Process-centric revenue increased 11% as reported and 13% in constant currencies compared to the year-ago quarter on growth across design, PDM and digital manufacturing. Process-centric revenue, including PDM revenue, totaled
(euro)159.3 million in the first quarter of 2005, compared to (euro)143.6 million in the first quarter of 2004. PDM revenues increased 15% as reported and 17% in constant currencies and totaled (euro)22.8 million in the first quarter, compared to (euro)19.9 million in the year-ago period. CATIA licenses increased 5% year over year to 7,513 in the first quarter of 2005.

SolidWorks revenue increased 22% (28% in U.S. dollars) to (euro)39.9 million in the recently completed quarter, compared to (euro)32.6 million in the first quarter of 2004. SolidWorks seats licensed increased 25% year over year to 8,609 licenses accompanied by stable pricing.

Operating Income and Margin and EPS

For the first quarter of 2005 operating income increased year over year, and as anticipated the operating margin decreased, reflecting the timing of investments in expanding the Company's marketing and sales activities with small and medium-sized businesses (SMB). In addition, due to the more robust level of activity in the first quarter the Company accelerated some marketing and sales initiatives. For the full year 2005, the Company expects to maintain a stable operating margin excluding acquisition costs in comparison to 2004.

Operating income increased 5% to (euro)45.1 million in the first quarter of 2005, (22.6% operating margin) compared to (euro)42.9 million in the year-ago quarter (24.3% operating margin). Operating income excluding acquisition costs increased 4% to (euro)45.4 million in the first quarter of 2005, compared to
(euro)43.5 million in the year-ago period. In the first quarter of 2005 the operating margin excluding acquisition costs was 22.8%, in line with the Company's objective of 22-23%. In the year-ago quarter the operating margin excluding acquisition costs was 24.7%.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

In the first quarter of 2005 earnings per share increased 13% to (euro)0.27, compared to earnings per share of (euro)0.24 in the year-ago quarter. Earnings per share excluding acquisition costs increased 8% to (euro)0.27 per diluted share in the first quarter of 2005, compared to earnings per diluted share excluding acquisition costs of (euro)0.25 in the year-ago period.

Annual Shareholders' Meeting Date and Cash Dividend Recommendation

The Annual Shareholders' Meeting has been scheduled for June 8, 2005. The Board of Directors has recommended an increase of 12% in the annual cash dividend to
(euro)0.38 per share (excluding avoir fiscal) for the fiscal year ended December 31, 2004, representing approximately (euro)43 million in the aggregate. The declaration and payment of any cash dividend is subject to approval by shareholders at the Annual Shareholders' Meeting.

Strategy, Technology and Partnerships

HONDA Motor, leading Japanese car manufacturer and CATIA V4 customer, has started to develop car programs, including suppliers, using CATIA V5.

In mid-April, Dassault Systemes and Microsoft Corp. announced that, as part of their strategic alliance and commitment to jointly delivering value to their customers, they will collaborate to support Microsoft's Extensible Application Markup Language (XAML) format in Dassault Systemes' 3D Extensible Markup Language (XML) format. Compatibility between 3D XML and XAML will enable users of 3D solutions to view, modify and customize 3D objects in an environment of unmatched openness and take advantage of this 3D experience in any XAML-based application.

Earlier this month Dassault Systemes announced the availability of its new DELMIA Automation product line, which enables control engineers in all automation industries to digitally define, control and monitor automated systems entirely in a 3D virtual environment. Based upon a unique Logic Control Modeler technology, DELMIA Automation provides a digital model of control logic for an automated system independent of PLC hardware.

Dassault Systemes and CAXA, the leading domestic PLM vendor in China, announced on April 5th, the availability of CAXA V5, a new generation of integrated and scalable 2D and 3D PLM solutions for the Chinese market that embed V5 technology components from Dassault Systemes. These CAXA V5 solutions are the result of a Dassault Systemes-CAXA partnership announced last November and software development carried out in a joint R&D center operated by CAXA in Beijing. The short time-frame to develop these solutions demonstrates the ease with which developers can build solutions on Dassault Systemes' Component Application Architecture Version 5 (CAA V5) platform.

In March, Dassault Systemes and ICEM Ltd. signed a strategic software development agreement under which ICEM will develop and sell the next generation of its surface design and analysis and design visualization software suite for Class-A surface development based on Dassault Systemes' Version 5 Architecture and Components. ICEM becomes a Gold Software Partner in Dassault Systemes' CAA V5 software partner program. ICEM will provide a PLM solution component that will tightly connect the styling and engineering departments, further endorsing the new 3D XML open format from Dassault Systemes.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

Dassault Systemes and ZUKEN, a leading producer of design and manufacturing solutions for electronics companies, entered into an agreement in March pursuant to which they will deliver comprehensive PLM solutions for the Electrical and Electronics industry.

Business Outlook

Thibault de Tersant, Executive Vice President and CFO, stated, "Based upon first quarter results and the stronger outlook for the remainder of 2005 we are increasing our revenue and EPS objectives for 2005 and are maintaining our objective of a stable operating margin excluding acquisition costs for the full year 2005 in comparison to 2004. Specifically, we are increasing our revenue growth objective by about two percentage points to approximately 12-14% in constant currencies. In conjunction with this, we are raising our reported revenue objective to approximately (euro)880-890 million for 2005, from
(euro)865-875 million. We are also increasing our EPS objective for 2005 to about (euro)1.47-1.49 per share excluding acquisition costs, representing year-over-year growth of 8-10%. For the second quarter of 2005, our reported revenue objective is about (euro)208-212 million and our EPS objective is about
(euro)0.30-0.31 per share excluding acquisition costs." The Company is basing all reported revenue and EPS objectives on the assumption of a U.S. dollar to Euro exchange rate of $1.30 per (euro)1.00.

Due to the six-month delay of the effective date of SFAS 123(R), Share-Based Payments, the Company has decided to adopt SFAS 123(R) as of January 1, 2006.

Endnotes:

      1. All comparative figures are given on a year-over-year basis unless specified otherwise.
      2. All financial information is unaudited and reported in accordance with U.S. generally accepted accounting principles (U.S. GAAP). Additional financial information is also presented that is not in conformity with U.S. GAAP, in particular the presentation of operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs). The Company has provided in the tables to this press release and on its website http://www.3ds.com/corporate/investors/ reconciliations between U.S. GAAP and non-U.S. GAAP figures.
      3. The Company uses constant currency revenue growth to evaluate its financial performance in comparison to prior periods and as a measure of expected growth in planning and setting objectives for future periods. The Company believes this measure is an important indicator of the Company's progress and outlook because it provides a better gauge of the level of change in the business activity as it eliminates any changes arising from currency fluctuations. The Company believes the presentation of this measure is relevant and useful for investors because it allows investors to view revenue growth in a manner similar to the method used by the Company's management, helps improve investors' ability to understand the Company's revenue growth, and makes it easier to compare the Company's results with other companies, including competitors, whose reporting currency may be different from Dassault Systemes. Constant currency revenue growth, as calculated by the Company, may not be comparable to similarly titled measures employed by other companies.

Conference call information
Dassault Systemes will host a teleconference call today, Tuesday, April 26, 2005 at 4:00 PM CET/3:00 PM London/10:00 AM New York. The conference call will be available via the Internet by accessing http://www.3ds.com/corporate/investors/. Please go to the website at least fifteen minutes prior to the call to register, download and install any necessary audio software. The webcast teleconference will be archived for 30 days. Financial information to be discussed in the call will be available on the Company's website prior to commencement of the teleconference http://www.3ds.com/corporate/investors/. Additional investor information can be accessed at http://www.3ds.com/corporate/investors/ or by calling Dassault Systemes' Investor Relations at 33.1.40.99.69.24.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

Statements above that are not historical facts but express expectations or objectives for the future, including but not limited to statements regarding the Company's objectives for 2005 revenue growth in constant currencies, 2005 reported revenue range, 2005 operating margin objective excluding acquisition costs, 2005 EPS objective excluding acquisition costs, second quarter 2005 reported revenue range and second quarter EPS objective excluding acquisition costs, are forward-looking statements (within the meaning of Section 21E of the 1934 Securities Exchange Act, as amended). Such forward-looking statements are based on management's current views and assumptions and involve known and unknown risks and uncertainties. Actual results or performances may differ materially from those in such statements due to, among other factors: (i) currency fluctuations, (ii) reduced corporate spending on IT infrastructure as a result of changing economic or business conditions that could negatively affect market demand for our products and services, (iii) difficulties or adverse changes affecting our partners or our relationships with our partners, including our longstanding, strategic partner, IBM, (iv) new product developments and technological changes, and (v) errors or defects in our products. Unfavorable changes in any of the above or other factors described in the Company's SEC reports, including the Form 20-F for the year ended December 31, 2003, which was filed with the SEC on June 30, 2004, could materially affect the Company's financial position or results of operations.


About Dassault Systemes
As world leader in 3D and PLM (Product Lifecycle Management) solutions, the Dassault Systemes group brings value to more than 80,000 customers in 80 countries. A pioneer in the 3D software market since 1981, Dassault Systemes develops and markets PLM application software and services that support industrial processes and provide a 3D vision of the entire life cycle of products from conception to maintenance. Its offering includes integrated PLM solutions for product development (CATIA(R), DELMIA(R), ENOVIA(R), SMARTEAM(R)), mainstream product design tools (SolidWorks(R)), and 3D components (Spatial - ACIS(R)). Dassault Systemes is listed on the Nasdaq (DASTY) and Euronext Paris (#13065, DSY.PA) stock exchanges. For more information, visit http://www.3ds.com

                               (Tables to follow)
CONTACT:

Dassault Systemes:                                   Financial Dynamics:
Valerie Agathon/Geraldine Nithart-Riva               Harriet Keen
33.1.40.99.69.24                                     44.20.7831.3113
                                                     Emma Rutherford
                                                     Jean-Benoit Roquette
                                                     Nelly Dimey
                                                     33.1.47.03.68.10


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                            NON-U.S. GAAP KEY FIGURES


1st QUARTER

in millions of Euro, except per share data, headcount and exchange rates.

                                               1Q05          1Q04      Variation
                                       -----------------------------------------

Process-Centric excluding PDM                  136.5         123.7         10%
PDM                                             22.8          19.9         15%
Design-Centric                                  39.9          32.6         22%
Revenue                                        199.2         176.2         13%
           Americas                             55.5          49.5         12%
           Europe                               93.9          81.9         15%
           Asia                                 49.8          44.8         11%
Operating Income (1)                            45.4          43.5          4%
Operating Margin (1)                            22.8%         24.7%
Net Income (1)                                  31.1          28.6          9%
EPS (1)                                         0.27          0.25          8%
Closing Headcount                              4,834         4,185         16%

Average Rate USD per Euros                      1.31          1.25          5%
Average Rate JPY per Euros                     137.0           134          2%

(1) Excluding acquisition costs. For U.S. GAAP figures please refer to reconciliation tables.


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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                      PREPARED IN ACCORDANCE WITH U.S. GAAP
                  (in millions of Euro, except per share data)


                                                       Three Months Ended
                                                March 31, 2005          March 31, 2004
                                             -------------------     ---------------------
   New licenses revenue                               73.7                    62.1
   Recurring licenses and product development         93.5                    86.8
   revenue
                                             -------------------     ---------------------
Software revenue                                     167.2                   148.9
Service and other revenue                             32.0                    27.3
                                             -------------------     ---------------------
           Total Revenue                     (euro)  199.2           (euro)  176.2

Software                                               6.0                     4.8
Service and other                                     28.1                    24.7
                                             -------------------     ---------------------
         Total Cost of Revenue               (euro)   34.1           (euro)   29.5
           Gross Profit                      (euro)  165.1           (euro)  146.7
Research and Development                              57.5                    54.1
Marketing and Sales                                   49.1                    37.8
General Administration                                13.1                    11.3
Acquisition Costs                                      0.3                     0.6
                                             -------------------     ---------------------
Total Research, Selling, Administration
and Acquisition expenses                     (euro)  120.0           (euro)  103.8
                                             ===================     =====================
           Operating Income (1)              (euro)   45.1           (euro)   42.9

Financial revenue and Other                            2.1                     1.4
                                             -------------------     ---------------------
Income before income taxes                            47.2                    44.3
Income tax expense                                   (16.3)                  (16.1)
                                             -------------------     ---------------------
           Net Income (1)                    (euro)   30.9           (euro)   28.2
                                             ===================     =====================
Basic net income per share                   (euro)   0.27           (euro)   0.25
                                             ===================     =====================
   Diluted net income per share (1)          (euro)   0.27           (euro)   0.24
                                             ===================     =====================
Basic weighted average shares outstanding
(in millions)                                        113.6                   113.1
                                             ===================     =====================
Diluted weighted average shares outstanding
(in millions)                                        116.3                   115.8


(1) Excluding acquisition costs, operating income, net income and diluted EPS would have been as follows:


Operating Income                             (euro)   45.4           (euro)   43.5
                                             ===================     =====================
Net Income                                   (euro)   31.1           (euro)   28.6
                                             ===================     =====================

Diluted net income per share                 (euro)   0.27           (euro)   0.25
                                             ===================     =====================

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

Supplemental Disclosures Regarding Non-U.S. GAAP Financial Information:
Excluding Acquisition Costs

The following table sets forth the Company's Consolidated Statement of Income Data excluding acquisition costs for the three months ended March 31, 2005. In particular, the table presents operating income, operating margin and earnings per share excluding acquisition costs (acquisition costs are primarily comprised of technology amortization in addition to other acquisition-related costs).

The Company uses these non-U.S. GAAP measures, among other things, to evaluate the Company's operating performance and for planning and setting objectives for future periods. The Company believes these non-U.S. GAAP measures are useful to investors because they provide an alternative method for measuring the operating performance of the Company's business by isolating the effect of acquisition costs, which do not impact the underlying business. In addition, these measures are among the primary measures used externally by analysts for purposes of valuation and for comparing operating performance of the Company to other companies in the industry.

Since these measures of performance are not calculated in accordance with U.S. GAAP, they should not be considered in isolation of, or as a substitute for, operating income, operating margin and earnings per share including acquisition costs, as an indicator of operating performance.

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
               NON-U.S. GAAP CONSOLIDATED STATEMENT OF INCOME DATA
                               PERCENTAGE VARIANCE
                          (EXCLUDING ACQUISITION COSTS)

                  (in millions of Euro, except per share data)



                                                           Three Months Ended

                                                     March 31, 2005             March 31, 2004            Variation
                                               -----------------------     ----------------------       ---------------
   New licenses revenue                                    73.7                        62.1                  18.7%
   Recurring licenses and product
   development revenue                                     93.5                        86.8                   7.7%
                                               -----------------------     ----------------------
Software revenue                                          167.2                       148.9                  12.3%
Service and other revenue                                  32.0                        27.3                  17.2%
                                               -----------------------     ----------------------
           Total Revenue                       (euro)     199.2            (euro)     176.2                  13.1%

Software                                                    6.0                         4.8                  25.0%
Service and other                                          28.1                        24.7                  13.8%
                                               -----------------------     ----------------------

       Total Cost of Revenue                   (euro)      34.1            (euro)      29.5                  15.6%
           Gross Profit                        (euro)     165.1            (euro)     146.7                  12.5%
Research and Development                                   57.5                        54.1                   6.3%
Marketing and Sales                                        49.1                        37.8                  29.9%
General Administration                                     13.1                        11.3                  15.9%
                                               -----------------------     ----------------------
Total Research, Selling, Administration        (euro)     119.7            (euro)     103.2                  16.0%
                                               =======================     ======================

           Operating Income                    (euro)      45.4            (euro)      43.5                   4.4%
Financial revenue and Other                                 2.1                         1.4                  50.0%
                                               -----------------------     ----------------------
Income before income taxes                                 47.5                        44.9                   5.8%
Income tax expense                                       (16.4)                       (16.3)                   N/M
                                               -----------------------     ----------------------
           Net Income                          (euro)      31.1            (euro)      28.6                   8.7%
                                               =======================     ======================
Diluted net income per share                   (euro)      0.27            (euro)      0.25                   8.0%
                                               =======================     ======================
Diluted weighted average shares
outstanding (in millions)                                 116.3                       115.8

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9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONSOLIDATED STATEMENT OF INCOME DATA
                    RECONCILIATIONS NON-U.S. GAAP / U.S. GAAP

                  (in millions of Euro, except per share data)

                                                                Three Months Ended

                                                       March 31, 2005                                    March 31, 2004
                                    -------------------------------------------------     ------------------------------------------

                                       Reported   Acquisition        Excluding            Reported   Acquisition        Excluding
                                        Amount       Costs          Acquisition            Amount       Costs          Acquisition
                                                                       Costs                                             Costs
                                    -------------------------------------------------     ------------------------------------------
   New licenses revenue                  73.7                          73.7                 62.1                         62.1
   Recurring licenses and
   product development revenue           93.5                          93.5                 86.8                         86.8
                              ------------------             ------------------   ------------------           ---------------------
Software revenue                        167.2                         167.2                148.9                        148.9
Service and other revenue                32.0                          32.0                 27.3                         27.3
                              ------------------             ------------------   ------------------           ---------------------
           Total Revenue       (euro)   199.2                (euro)   199.2       (euro)   176.2               (euro)   176.2

Software                                  6.0                           6.0                  4.8                          4.8
Service and other                        28.1                          28.1                 24.7                         24.7
                              ------------------             ------------------   ------------------           ---------------------
       Total Cost of Revenue   (euro)    34.1                (euro)    34.1       (euro)    29.5               (euro)    29.5

           Gross Profit        (euro)   165.1                (euro)   165.1       (euro)   146.7               (euro)   146.7

Research and Development                 57.5                          57.5                 54.1                         54.1
Marketing and Sales                      49.1                          49.1                 37.8                         37.8
General Administration                   13.1                          13.1                 11.3                         11.3
Acquisition Costs                         0.3       (0.3)                 -                  0.6      (0.6)                 -
                              ------------------             ------------------   ------------------           ---------------------
Total Research, Selling,       (euro)   120.0                (euro)   119.7       (euro)   103.8               (euro)   103.2
Administration
                              ==================             ==================   ==================           =====================
           Operating Income    (euro)    45.1                (euro)    45.4       (euro)    42.9               (euro)    43.5

Financial revenue and Other               2.1                           2.1                  1.4                          1.4
                              ------------------             ------------------   ------------------           ---------------------
Income before income taxes               47.2                          47.5                 44.3                         44.9
Income tax expense                     (16.3)       (0.1)            (16.4)               (16.1)      (0.2)            (16.3)
                              ------------------             ------------------   ------------------           ---------------------
           Net Income                    30.9                          31.1       (euro)    28.2               (euro)    28.6
                              ==================             ==================   ==================           =====================
Diluted net income per share             0.27                          0.27       (euro)    0.24               (euro)    0.25
                              ==================             ==================   ==================           =====================
Diluted weighted average
shares outstanding (in                  116.3                         116.3                115.8                        115.8
millions)

--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
                      CONDENSED CONSOLIDATED BALANCE SHEETS


                              (in millions of Euro)




                                                    March 31, 2005       December 31, 2004
                                                -------------------- --------------------------

    ASSETS

    Cash and short-term investments                       652.6                  552.8

    Accounts receivable, net                              166.0                  237.8

    Other assets                                          328.2                  308.6
                                                -------------------- --------------------------
    Total assets                                (euro)  1,146.8        (euro)  1,099.2

    LIABILITIES
    AND SHAREHOLDERS' EQUITY

    Total liabilities                                    338.4                   340.0

    Shareholders' equity                                 808.4                   759.2
                                                -------------------- --------------------------

    Total liabilities and shareholders' equity  (euro)  1,146.8        (euro)  1,099.2



--------------------------------------------------------------------------------
9, quai Marcel Dassault, BP 310, 92156 Suresnes Cedex, FRANCE, Tel: + 33 1 40
99 40 99 - Fax: +33 1 42 04 45 81 - http://www.3ds.com

                                DASSAULT SYSTEMES
              CONDENSED CASH FLOW STATEMENT PREPARED IN ACCORDANCE
                                 WITH U.S. GAAP


                              (in millions of Euro)

                                                           Three Months ended

                                            March 31, 2005    March 31, 2004     Variation
                                            ------------------------------------------------

Net Profit                                          30.9              28.2              2.7
Working capital and other non cash P&L              59.6              78.3            (18.7)
items

Net Cash provided by (used in) operating    (euro)  90.5      (euro) 106.5            (16.0)

Acquisition and sale of assets                      (6.7)             (2.1)            (4.6)
ST investments                                       4.9               3.3              1.6
Acquisition net of cash                             (4.4)             (1.0)            (3.4)
Loans                                               (0.3)              0.0             (0.3)
                                            ---------------------------------
Net Cash provided by (used in) investing    (euro)  (6.5)     (euro)   0.2             (6.7)

Share repurchase and proceeds from stocks
options exercise, net                               10.2              11.8             (1.6)
Dividend                                             0.0               0.0              0.0
Others                                               0.0               0.0              0.0
                                            ---------------- ----------------
Net Cash provided by (used in) financing    (euro)  10.2      (euro)  11.8             (1.6)

Effect of exchange rate changes on cash     (euro)  10.0      (euro)   5.0              5.0
                                            ================ ================
Increase (Decrease) in cash & cash          (euro) 104.2      (euro) 123.5      (euro) (19.3)
equivalents

Cash at beginning of period                 (euro)     541.1      (euro)     419.6

Cash at end of period                       (euro)     645.3      (euro)     543.1

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           DASSAULT SYSTEMES S.A.


         Date:  April 26, 2005             By:     /s/ Thibault de Tersant
                                                   -----------------------
                                           Name:   Thibault de Tersant
                                           Title:  Executive Vice President,
                                                   Finance and Administration